BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2004

DATE OF REPORT:	May 20, 2004

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	04/05/20
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Peter Tapper”	Peter Tapper	04/05/20
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

Item 1.1 Date

The date of this filing is 20 May 2004, for the quarter ended 31 March 2004.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,590,478, which includes a net loss for the current period of $264,017.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Section 1.14(a)) . It is the joint venture's intention that production will commence in late July 2004.

On January 5, 2004 the Company raised approximately $5.2 million through the issuance of 4 million common shares, and a further $500,000 through the issuing of two Convertible Notes. The special class shareholders in one of the Company's New Zealand subsidiaries also converted their special class shares into 1,111,123 common shares in the Company. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

classifications used.

Item 1.3 Selected Annual Information

	December 31, 2003 (Audited) $	December 31, 2002 (Audited) $	December 31, 2001 (Audited) $
Net Production Income (1)	52,110	782,422	2,455,931
Net Income (loss) for the year	47,616	(2,826,770)	1,013,845
Basic earnings (loss) per share	0.01	(0.41)	0.17
Diluted earnings (loss) per share	0.01	(0.41)	0.17
Total Assets	12,125,667	9,761,945	11,891,178
Total long-term financial liabilities (2)	943,525	-	-
Cash dividends declared per-share	-	-	-

(1)The reduction in the Net Production Income from December 31, 2001 to December 31, 2002 was due to the Goldie field being "shut-in" from August 2002. The subsequent decrease in December 31, 2003 was due to the continued "shut-in" of the Goldie field and the sale of PMP 38148, including the Goldie and Ngatoro fields, effective July 1, 2003.

(2)The increase in long-term financial liabilities was due to the issuing of special class shares in one of the Company's subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited). These shares were converted to common shares in the Company on January 5, 2004. Refer to Note 9-"Special Class Shares of Subsidiary" of the Company's Consolidated Interim Financial Statements for the quarter ended March 31, 2004 filed as Schedule A of BC Form 51-901F.

The Company has not had any discontinued operations and extraordinary items in the past 2 years and hence has not shown the impacts of these on the Net Income and basic/diluted earnings per share.

Item 1.4 Results of Operations Year Ended December 31, 2003

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 was $138,441 for the year ended December 31, 2003 compared to $1,811,682 (includes Goldie-1 revenue) for the year ended December 31, 2002. The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003. As a result there is no PMP 38148 oil revenue from July 1, 2003. Production from the Goldie-1 oil discovery was also "shut-in" as from August 30, 2002, and this is the other reason for the decrease in revenues. Additionally, PEP 38736 and PEP 38738 had oil sales of $20,630 from "test" production.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

Sales volumes have decreased from 84,930 barrels to 5,574 barrels because of the shut-in and sale of interest. There has been an increase of US$7.07 in the average crude oil selling price from US$21.47 per barrel of oil to US$28.54 per barrel over the comparable period. Natural gas production revenues from the Ngatoro field were $13,644 compared to $22,742 for 2002. Direct production costs and royalties were $94,675 versus $957,012 and the Company realized net production revenues of $52,110 compared to $782,422, subsequent to recording $25,930 (2002 - $106,491) of depletion. The decrease in net production revenue for the period was mainly due to Goldie-1 well shut-in from August 30, 2002 and the sale of interest in the PMP 38148 permit effective from July 1, 2003. In the first two periods reported in 2003, legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd were classified as production costs. These had been reclassified to legal fees under general and administration expenses in the September 2003 period and now have been reclassified under Litigation Costs and Settlement.

General and administrative expenses were $656,216 as compared to $634,353 for 2002. The increase was mainly due to non-capitalised listing expenditure, an increase in Wages and Benefits along with a general increase in most other expenses. This was partially offset by a unrealized foreign exchange gain of $673,909 and an increase in cost recovery from joint ventures totaling $477,439. Administrative expenses included wages and benefits of $544,366, non-capitalized listing expenditure of $344,332 and Office and miscellaneous expenditure of $320,447. Additionally, Litigation Costs and Settlement expenditure in defending and finally settling the PMP 38148 ("Goldie") claim were incurred totaling $2,250,463. This was more than offset by the gain on sale of PMP 38148 of $3,896,306. Additionally, stock option compensation expenses were $143,312 as compared to $274,080 for 2002.

The Company's net income for year ended December 31, 2003 was $47,616 compared to a net loss of $2,826,770 for the year ended December 31, 2002, including interest earned on surplus cash balances of $57,624 (2002 - $29,518). Interest earned has increased with the increased balance in cash on deposit.

The 2003 results included Oil and Gas Properties write offs of $908,433 compared to write-offs in 2002 of $2,783,734. The write-offs on Oil and Gas Properties for the 2003 year were mainly due to various wells drilled in the 4th quarter being "plugged and abandoned". Details of those wells and permits adjustments are:

1.	Bluff-1 exploration well (PEP 38746) was plugged and abandoned in October 2003.
2.	Waiwiri-1 exploration well (PEP 38753) was plugged and abandoned in October 2003.
3.	Tuihu-1 exploration well (PEP 38718) was plugged and abandoned in October 2003.
4.	PEP 38328, PEP 38332, and PEP 38335 were relinquished early 2003. All capital in relation to these permits had been written off as at 31 December 2002.
5.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
6.	PPL 192 and PPL 215 were replaced by PPL 235.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

Item 1.5 Summary of Quarterly results

	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Dec 31, 2003 $	Three Month Period Ended Sept 31, 2003 $	Three Month Period Ended June 31, 2003 $	Three Month Period Ended Mar 31, 2003 $	Three Month Period Ended Dec 31, 2002 $	Three Month Period Ended Sept 31, 2002 $	Three Month Period Ended June 31, 2002 $
Net Production Income	-	11,613	15,230	(126,889)	(61,244)	(213,895)	252,928	743,389
Net Income (loss) for the period	(264,017)	(958,538)	1,930,587	(493,044)	(431,389)	(3,208,821)	(177,125)	559,176
Basic earnings (loss) per share	(0.02)	(0.12)	0.25	(0.06)	(0.06)	(0.47)	(0.03)	0.07
Diluted earnings (loss) per share	(0.02)	(0.12)	0.25	(0.06)	(0.06)	(0.47)	(0.03)	0.07

Due to net losses incurred during 2002 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years and hence has not shown the impacts of these on the Net Income and basic/diluted earnings per share.

Item 1.6 Liquidity

The Company had cash and short-term deposits of $7,833,722 at March 31, 2004 compared to $631,148 as of March 31, 2003 and $2,234,287 at December 31, 2003. Working capital as at March 31, 2004 was $6,498,948 against $923,946 for March 31, 2003 and $1,767,967 for December 31, 2003. Operating activities provided $120,062 in cash during the quarter ended March 31, 2004 compared to cash used of $107,727 in 2003. $217,877 was invested in the Company's oil and gas exploration activities described herein versus $553,952 for the quarter ended March 31, 2003, whilst there was $21,867 spent on property and equipment in the March 31,2004 quarter (2003 – Nil). Financing activities raised $5,719,117 for the March 31, 2004 quarter compared to Nil for 2003. The net effect of these transactions was an increase in cash of $5,599,435 for the quarter ended March 31, 2004 compared to a decrease of $661,679 for the comparable March 2003 quarter.

The Company's working capital is not sufficient to fund all of its obligations (Refer to the attached Table of Contractual Obligations) with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business.

The Company has the following commitments for Capital Expenditure:

Contractual Obligations		Payments Dueby Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	19,641	19,641	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations (1)	17,549,517	7,514,900	10,034,617	-	-
Total Contractual Obligations	17,569,158	7,534,541	10,034,617	-	-

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

Item 1.7 Capital Resources

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements for the 2004 fiscal year is approximately $7,518,900. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,996,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension , the permit then will be relinquished.

The Company's commitments under licence obligations are summarized above (under the Table in section 1.6 – Liquidity).

This is the Company's share of commitments as recorded on various licence documents, but the Company intends to "Farm-Out" major expenditures and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

Item 1.8 Off-Balance Sheet Arrangements

The Company in relation to its permit obligations has periodically reduced its exposure in oil and gas properties by farming out to other participants.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

The Company will continue to seek additional funds as it sees necessary to support its ongoing operations and commitments. However the Company does recognize that there is no assurance in terms of the generation of funds, resulting from the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing, to meet its current ongoing commitments. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

Item 1.9 Related Party Transactions

a) Oil and Gas Properties

Durum Energy (New Zealand) Limited, a subsidiary of TAG Oil Ltd. ("TAG") participates in certain oil and gas properties in common with the Company and TAG has directors, officers and/or principal shareholders in common with the Company.

b) Other

During the three months to March 31, 2004, the Company incurred $56,431 (three months to March 31, 2003 - $43,475) in remuneration to the President of the Company and $8,737 (three months to March 31, 2003 – $6,980) in rent to a trust in which the President of the Company is a trustee. Also during the three months to March 31, 2004, $19,116 (three months to March 31, 2003 – $17,097) was paid to the President of the Company's spouse, in her role as Commercial Manager.

Directors received a total remuneration of $13,978 during the three months to March 31, 2004 (three months to March 31, 2003 - $960).

During the three months to March 31, 2004, the Company paid a law firm in which a Director is a partner, $63,488 (three months to March 31, 2003 – $8,415) for legal services.

The Company also paid a company that employs a Director, $4,500 (three months to March 31, 2003 – $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Item 1.11 Proposed Transactions

a) Memorandum of Understanding with Genesis Power to drill Cardiff-2

In April 2004, the Company on behalf of its joint venture participants in PEP 38738, signed a Memorandum of Understanding with Genesis Power (subject to finalisation of contracts), to drill Cardiff-2, a deep gas well in the onshore Taranaki Basin, New Zealand, and earn 40% of the deep rights in the permit.

b) Cheal-A3X Casing in Preparation of Production Testing

The Company advises that the Cheal-A3X well has been cased in preparation for production testing. Two separate zones will be flow-tested in the well. Testing operations are scheduled to commence shortly.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

Item 1.12 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Item 1.13 Changes in Accounting Policies including Initial Adoption

During 2003, the Company early adopted on a retroactive basis the Canadian Institiute of Chartered Accountant Handbook Section 3110, Asset Retirement Obligations ("Section 3110"). Section 3110 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred and/or when a reasonable estimate of fair value can be made. The adoption of Section 3110 resulted in $155,927 in asset retirement obligations being accrued in 2003 and had no impact on the comparative figures.

There have been no other changes in accounting policies applied during the period ended March 31, 2004.

Item 1.14 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,315,037, inclusive of foreign exchange rate changes) to be drawn down towards the Company's ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited). The prepayment is secured by a registered charge over Millennium Oil & Gas Ltd's 25% interest in the Kahili joint venture (PEP 38736).

As at March 31, 2004, the Company had sold no gas to NGC but had signed a contract in January 2004 for the sale of gas from the Kahili gas-condensate field. As at March 31, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

b) Convertible Notes

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. Each Note is convertible, at the option of the holder, into Units at the conversion rate of $1.10 per Unit within 12 months of issue (5 January 2005). Each Unit on conversion will comprise one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (5 January 2005).

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Notes are unsecured.

c) Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at March 31, 2004:

Number	Type of Option	Date Fully	Number	Exercise	Expiry
of Shares		Vested	March 31,	Price per	Date
			2004	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	112,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	387,500	$1.00	July 6, 2005
60,000	Vesting	April 15, 2004	50,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	50,000	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	83,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
1,345,000			925,800

The weighted average exercise price for options outstanding at March 31, 2004 is $1.05 (December 31, 2003: $1.05) . No options were exercised during the March 2004 quarter.

The weighted average exercise price for options fully vested at March 31, 2004 is $1.06 (December 31, 2003: $1.06) . No options were exercised during the March 2004 quarter.

The stock option compensation cost recognized as an expense for the March 2004 quarter was $6,691 (March 2003 quarter was $37,186). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

d) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at March 31, 2004:

Number		Price		Expiry
Of Shares		per Share		Date
Warrants:
1,250,000		$1.15		Sept 12, 2004
1,999,250	(1)	$1.37	(2)	January 5, 2005
555,569		$1.22	(3)	January 5, 2005
Series A Warrants
836,845		$1.50		January 5, 2005

4,640,914

(1)	There were 2,000,000 warrants issued on January 5, 2004 and during the March 2003 quarter, 750 warrants were exercised and converted into shares.

(2)	The price per share of the 2,000,000 Warrants issued on January 5, 2004 is NZ$2.10 (approximately US$1.37).

(3)	The price per share of the 555,569 Warrants issued on January 5, 2004 is NZ$1.85 (approximately US$1.22).

1.15 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at May 20, 2004):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	12,854,447
Listed warrants (NZSX only: trading symbol APXWA)	1,996,000	5 January 2005	Exercisable for 1 common share each at NZ$2.10 (US$1.37)
Series A Warrants	836,845	5 January 2005	Exercisable for 1 common share each at $1.50
Warrants	1,250,000	5 January 2005	Exercisable for 1 common share each at $1.15
Convertible notes	2	5 January 2005	Exercisable for 227,273 common shares and 227,273 warrants (exercisable at $1.15) each
Warrants	555,569	5 January 2005	Exercisable for 1 common share each at NZ$1.85 (US$ 1.22)
Incentive Stock Options	1,020,000 (vested)	Various (6 Jul 2005 to 15 Oct 2008)	Exercisable for 1 common share each at $1.25
Total common shares issuable upon exercise or conversion (as at 20 May 2004)	6,567,506

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

1.16 March 31, 2004 Interim MD&A

The Company had no oil production for the quarter ended March 31, 2004 compared to $73,313 for the quarter ended March 31, 2003. The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003 and this is the primary reason for the decrease in revenues and production.

Sales volumes have decreased from 2,307 barrels to nil because of the sale of interest in PMP 38148. Natural gas production revenues for the quarter ended March 31, 2004 were nil compared to $6,836 for the quarter ended March 31, 2003. Direct production costs and royalties for the quarter were nil against $141,393 for the first quarter 2003 and the Company had no production income/expenditure compared to a net production deficit of $61,244 for the first quarter 2003.

General and administrative expenses increased to $356,288 for the March 2004 quarter compared to that of the March 2003 quarter of $320,769. The increase reflects an increase in Wages and benefits and non-capitalized TSX-V listing expenditure.

For the first quarter ended March 31, 2004, the Company had a net loss of $264,017 compared to a net loss of $431,389 for March 2003, the decrease being mostly due to no production deficit in the quarter ended March 31, 2004 (March 31, 2003 - production deficit of $61,244) and interest income earned on surplus cash balances of $102,043 (March 31, 2003 - $2,567). The March 2004 quarter also included $3,081 of write-offs to Oil and Gas Properties relating to permits recently relinquished and $6,691 of stock option compensation expense compared to March 31, 2003 costs of $14,757 and $37,186 respectively.

The Company had cash and short-term deposits of $7,833,722 at March 31, 2004 compared to $631,148 as of March 31, 2003 and $2,234,287 at December 31, 2003. Working capital as at March 31, 2004 was $6,498,948 against $923,946 for March 31, 2003 and $1,767,967 for December 31, 2003. Operating activities provided $120,062 in cash during the quarter ended March 31, 2004 compared to cash used of $107,727 in 2003. $217,877 was invested in the Company's oil and gas exploration activities described herein versus $553,952 for the quarter ended March 31, 2003, whilst there was $21,867 spent on property and equipment in the March 31,2004 quarter (2003 – Nil). Financing activities raised $5,719,117 for the March 31, 2004 quarter compared to Nil for 2003. The net effect of these transactions was an increase in cash of $5,599,435 for the quarter ended March 31, 2004 compared to a decrease of $661,679 for the comparable March 2003 quarter.

The Company's working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business.

"Dr. David Bennett"

Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.